FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 5, 2009

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA S.A.

Second Quarter 2009 Results

Buenos Aires, August 5, 2009 – Petrobras Energía S.A. (Buenos Aires: PESA) announces the results for the second quarter ended June 30, 2009.

Net income for 2009 second quarter was a P$969 million gain compared to a P$523 million gain in 2008 second quarter.

The 2009 quarter gain was mainly attributable to:

- Operating income in the amount of P$282 million contributed by all business segments.

- The recognition of income before taxes of P$1,591 million derived from the sale of a 60% interest in PVIE S.A. (a company with assets in Peru) in April 2009.

- These effects were partially offset by tax charges of P$830 million.

Net income for 2009 second quarter increased P$446 million compared to 2008 quarter mainly as a result of:

- The recognition of income before taxes of P$1,591 from the sale of a 60% equity interest in PVIE S.A.

- Reduced operating income of P$470 million, basically due to sales of interest in the Exploration and Production business segment in connection with assets in Peru in 2009 and assets in Ecuador in 2008, and due to reduced sales as a consequence of a price drop, mainly oil and petrochemicals.

- Increased holding losses of approximately P$105 million as a result impairment of inventories.

- Increased tax charges of P$529 million derived from higher results.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Excluding the proportional consolidation of CIESA and Distrilec, Equity in Earnings of Affiliates is broken down as follows:

Financial Income (Expense) and Holding Gains (Losses)

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statement

(Consolidated Information) (in millions of pesos)	(Three-Months Period) IIQ 09	IIQ 08	(Six-Months Period) Jun-09	Jun-08
CASH PROVIDED BY (USED IN) OPERATIONS:				
Net Results	969	523	764	784
Adjustments to Net Income				
Minority interest	12	20	19	44
Equity in earnings of affiliates	(31)	(25)	(39)	(171)
Financial income and holding gains, net	-	(102)	144	(80)
Depreciation of property, plant and equipment	352	305	687	596
Abandoned and non-productive well write-downs	8	41	152	41
Income tax	830	301	690	492
Income tax paid	10	(4)	(16)	(40)
Accrued interest	139	107	276	222
Resultado por la venta de PVIE	(1,591)	-	(1,591)	-
Other	(19)	(4)	11	(22)
Changes in assets and liabilities:				
Trade receivables	130	(270)	205	(216)
Other receivables	(38)	(19)	4	76
Inventories	195	(154)	347	(296)
Other assets	(2)	(6)	(1)	(9)
Accounts payable	(193)	37	(419)	(10)
Payroll and social security taxes	(109)	22	(146)	(5)
Taxes payable	(307)	(249)	(279)	(103)
Other liabilities	57	(5)	212	14
Dividends collected	-	3	60	5
Interest paid	(161)	(137)	(255)	(223)
Net cash provided by operations	251	384	825	1,099
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES:				
Acquisition of property, plant and equipment, interests in companies and oil and gas areas	(383)	(521)	(946)	(1,458)
Sale of property, plant and equipment, interests in companies and oil and gas areas	607	(4)	607	1,334
Net decrease in investments other than cash and cash e(	7	15	6	13
Other	-	(3)	-	-
Net cash (used in) provided by investing activities	231	(513)	(333)	(111)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES:				
Net increase (decrease) in short term debt	129	21	257	(285)
Increase in long-term debt	-	55	-	134
Payment of long-term debt	(674)	(11)	(674)	(12)
Cash dividends paid	(7)	(322)	(7)	(322)
Net cash provided by (used in) financing activities	(552)	(257)	(424)	(485)
Devaluation Effect	9	(30)	111	(28)
Variation in Cash	(61)	(416)	179	475
Cash at beginning	**1,716**	**2,058**	**1,476**	**1,167**
Cash at end	**1,655**	**1,642**	**1,655**	**1,642**

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

* In 2009 quarter net sales decreased P$699 million to P$760 million. In 2009 quarter, daily sales volumes of oil equivalent averaged 100.7 thousand barrels, accounting for a 12.7% decline compared to 2008 quarter. In addition, excluding the effect of divestments in Peru and Ecuador, crude oil average sales price recorded an 8% drop in Argentine pesos.

Crude oil sales decreased P$728 million to P$591 million in 2009 quarter, mainly due to divestment of a 60% interest in Lote X in Peru in April 2009, and of the 40% interest in Block 18 in Ecuador in December 2008, which interests contributed total sales of P$598 million in 2008 quarter. These divestments were a determining factor for the 34.5% decline in sales volumes to 45.9 thousand barrels per day. Excluding this effect, sales volumes decreased 10.8% due to increased shipments in Ecuador in 2008 quarter.

Gas sales rose P$22 million to P$155 million in 2009 quarter, as a consequence of the 20.9% increase in daily sales volumes to 329 million cubic feet from 272.1 million cubic feet in 2008 quarter, which period had been affected by labor strikes by contractors’ personnel with a significant impact on production levels. In addition, the acquisition of a 25.67% interest in Sierra Chata area accounted for a differential of 22 million cubic feet per day.

Daily production averaged 98.8 thousand barrels of oil equivalent, with a 6.8% decline mainly attributable to the sale of the 60% interest in Lote X and the 40% interest in Block 18, which interests contributed a daily average of oil equivalent of 9.6 thousand barrels and 6.3 thousand barrels, respectively. These effects were partially offset by increased production attributable to the acquisition of interest in the Sierra Chata area, which interest accounted for a production differential of 3.4 thousand barrels of oil equivalent per day.

* Gross profit decreased P$691 million to P$190 million in 2009 quarter. The margin on sales dropped to 25% in 2009 quarter from 60.4% in 2008 quarter. This drop is basically attributable to the decline in crude oil average sales prices for operations abroad, the rise in the lifting cost in Argentina mainly derived from an increase in oil service rates, and increased depreciation in Argentina due to higher investments.

* Other operating expense accounted for P$50 million and P$63 million losses in 2009 and 2008 quarters, respectively. Expenses for both quarters are mainly attributable to costs associated with the unused transportation capacity under the contract with Oleoducto de Crudos Pesados S.A., which accounted for P$26 million and P$42 million losses in 2009 and 2008 quarters, respectively.

Refining and Distribution

* Net sales of refined products decreased P$449 million to P$1,360 million in 2009 quarter mainly due to a 30.6% reduction in sales volumes and a drop in international reference prices in the case of products in line with those reference prices. These effects were partially offset by a partial recovery in diesel oil and gasoline domestic sales prices.

Domestic sales volumes of diesel oil and gasoline dropped 31.1% and 8.3% to 353.1 thousand cubic meters and 155.8 thousand cubic meters, respectively, in 2009 quarter due to a shrinkage in domestic demand.

Fuel oil and IFOs sales volumes decreased 48.6% in 2009 quarter mainly due to reduced availability of those products and a drop in demand for the supply of power plants. In addition, total sales volumes of other related oil products decreased 9.8% to 240.3 thousand cubic meters in 2009 quarter due to a lower availability of VGO.

* Gross profit accounted for P$172 million and P$12 million gains in 2009 and 2008 quarters, respectively, and gross margin increased to 12.6% in 2009 quarter from 0.7% in 2008 quarter, due to the combined effect of reduced oil and imported diesel oil costs, with sales accounting for an about P$70 million loss in 2008 quarter, and the recovery in domestic sales prices.

Petrochemicals

* Net sales decreased P$172 million to P$642 million in 2009 quarter, mainly as a consequence of a general drop in sales prices, in line with international reference prices.

Styrenics sales in Argentina dropped P$72 million to P$223 million in 2009 quarter, mainly as a consequence of a 27% decline in average sales prices, partially offset by a 3.5% increase in sales volumes.

Styrenics sales in Brazil declined P$91 million to P$335 million in 2009 quarter, as a result of a 22% drop in prices, partially offset by a 3% increase in sales volumes.

Fertilizers sales decreased P$22 million to P$90 million in 2009 quarter, as a consequence of the combined effect of a 12.3% drop in average sales prices and an 8.3% decline in sales volumes.

* Gross profit dropped P$20 million to P$145 million in 2009 quarter, mainly as a consequence of the beforementioned decline in sales prices. Gross margin on sales increased to 22.6% in 2009 quarter from 20.3% in 2008 quarter, with improvements in sales spreads.

Gas and Energy

Excluding the proportional consolidation of CIESA and Distrilec, operating income is broken down as follows:

Hydrocarbon Marketing and Transportation

*Sales revenues decreased P$22 million to P$192 million in 2009 quarter.

Liquid fuel sales revenues declined P$23 million to P$52 million in 2009 quarter, mainly due to the 30.2% reduction in average sales prices as a result of the drop in international prices and the implementation of the LPG Producers Agreement signed in 2008 last quarter for the sale of LPG to low income users at subsidized prices. Sales volumes totaled 55.5 thousand tons and 56.5 thousand tons in 2009 and 2008 quarters, respectively.

Gas sales revenues increased P$4 million to P$134 million in 2009 quarter, mainly due to improved average sales prices.

Electricity

* Net sales of electricity generation rose P$14 million to P$176 million in 2009 quarter, mainly due to a 7.7% improvement in average sale prices.

Net sales attributable to Genelba Power Plant increased P$17 million to P$149 million in 2009 quarter mainly due to a 12.2% improvement in average sale prices to P$119.9 per MWh in 2009 quarter.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex decreased P$3 million to P$27 million in 2009 quarter.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA S.A.

Date: 08/05/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney